UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                       STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[    ]  Check  box  if no  longer  subject  to  Section  16.  Form  4 or  Form 5 obligations may continue. See Instruction 1(b)

                                     FORM 4

       Filed pursuant to Section 16(a) of the  Securities  Exchange Act of 1934,
       Section  17(a)  of the  Public  Utility  Holding  Company  Act of 1935 or
       Section 30(f) of the Investment Company Act of 1940

1.     Name and Address of Reporting Person

       Elliott Associates, L.P.
       712 Fifth Avenue
       New York, New York 10019

2.     Issuer Name and Ticker Trading Symbol

       Illinois Superconductor Corporation (ISCO)

3.     IRS or Social Security Number of Reporting Person (Voluntary)

4.     Statement for (Month/Day/Year)

       03/00

5.     If Amendment, Date of Original (Month/Year)

6.     Relationship of Reporting Person to Issuer (Check all applicable)

       [x] Director [ ] Officer  (give title below) [ ] Chairman [x] 10% Owner
       [ ] Other (specify below)

7.     Individual or Joint/Group Filing (Check applicable line)

       [x] Form filed by one Reporting Person [ ] Form filed by more than one Reporting Person






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Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned


1.     Title of Security (Instr. 3)



2.     Transaction Date (Month/Day/Year)


3.     Transaction Code (Inst. 8)


       V

4.     Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

             Amount:


             (A) or (D):


             Price:


5.     Amount of Securities Beneficially Owned at End of Month (Instr. 3 and 4)


6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)


7.     Nature of Indirect Beneficial Ownership (Instr. 4)


Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.










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Table II - Derivative  Securities  Acquired,  Disposed of, or Beneficially Owned
           (e.g. puts, calls, warrants, options, convertible securities)

1.     Title of Derivative Security (Instr. 3)

       (a) Option to Purchase
       (b) 10% Convertible Notes
       (c) 10% Warrants

2.     Conversion or Exercisable Price of Derivative Security

       (a) $1,111,112
       (b) $.25
       (c) $.25

3.     Transaction Date (Month/Day/Year)

       (a) 03/27/00
       (b) 03/27/00
       (c) 03/27/00

4.     Transaction Code (Instr. 8)

       Code

             (a) X
             (b) X
             (c) X

       V

5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)

       (A)

             (b) $1,111,112 face amount
             (c) 444,444

       (D)

             (a) Option to purchase $1,111,112 face amount of 10% Notes and 444,444 10% Warrants

6.     Date Exercisable and Expiration Date (Month/Day/Year)

       Date Exercisable:

             (a) Immediately
             (b) Immediately
             (c) Immediately

       Expiration Date:

             (a) 08/05/00
             (b) 01/02/01
             (c) 11/05/04

                                  (Page 3 of 4)

7.     Title and Amount of Underlying Securities (Instr. 3 and 4)

       Title:

             (a) 10% Convertible Notes and 10% Warrants
             (b) Common Stock
             (c) Common Stock

       Amount or Number of Shares:

             (a) $1,111,112 face amount of 10% Convertible Notes and 444,444
                    10% Warrants
             (b) 4,444,448
             (c)   444,444

8.     Price of Derivative Security (Inst. 5)

       (a) $1,111,112
       (b) and (c) $1,111,112*

9.   Number of Derivative Securities  Beneficially Owned at End of Month (Instr.
     4)

       (a) 0
       (b) $1,666,668 face amount plus accrued interest (c) 666,666

10. Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)

       (a) D
       (b) D
       (c) D

11.    Nature of Indirect Beneficial Ownership (Instr. 4)

             Not Applicable.

Explanation of Responses:

       *Aggregate price as Option must be exercised for both 10% Convertible Notes and 10% Warrants.

     **Intentional   misstatement  or  omissions  of  facts  constitute  Federal
Criminal Violations See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

       Date: April 10, 2000

                 ELLIOTT ASSOCIATES, L.P.
                 By: Braxton Associates, L.P., as General Partner
                     By: Braxton Associates, Inc., as General Partner


                           By: /s/ Elliot Greenberg
                                Elliot Greenberg
                                 Vice President

                 **Signature of Reporting Person

                                  (Page 4 of 4)